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C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
November 6, 2019

Manulife Financial Capital Trust II announces intention to redeem Manulife Financial Capital Trust II Notes – Series 1

TORONTO – Manulife Financial Capital Trust II (the “Trust”), a subsidiary of Manulife Financial Corporation, today announced its intention to redeem at par on December 31, 2019, all of its outstanding $1 billion principal amount of Manulife Financial Capital Trust II Notes – Series 1 (the “MaCS II”). The MaCS II are redeemable at the Trust’s option on December 31, 2019, at a redemption price per MaCS II equal to $1,000 plus accrued and unpaid interest to but not including December 31, 2019. Notice will be delivered to holders of MaCS II in accordance with the Trust’s Trust Indenture.

After the MaCS II are redeemed, holders of MaCS II will cease to be entitled to interest and will not be entitled to exercise any rights as holders other than to receive the redemption price.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2018, we had more than 34,000 employees, over 82,000 agents, and thousands of distribution partners, serving almost 28 million customers. As of September 30, 2019, we had over $1.2 trillion (US$881 billion) in assets under management and administration, and in the previous 12 months we made $29.8 billion in payments to our customers. Our principal operations in Asia, Canada and the United States are where we have served customers for more than 100 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Brooke Tucker-Reid Manulife 647-528-9601 Brooke_Tucker-Reid@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com